SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQUITABLE RESOURCES, INC. SAVINGS AND PROTECTION PLAN

(Full title of the Plan and address of the Plan,
if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.

225 North Shore Drive

Pittsburgh, Pennsylvania 15212

(Name of issuer of the securities held pursuant to the
Plan and the address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administration Committee

Equitable Resources, Inc. Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Savings and Protection Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Pittsburgh, Pennsylvania

June 1, 2005

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2004	2003

Investments, at fair value:
Mutual funds	$8,175,389	$8,479,372
Common/collective trusts	3,071,331	3,205,236
Employer Stock Fund	2,152,320	1,142,546
Participant loans	430,100	409,316
Net assets available for benefits	$13,829,140	$13,236,470

See accompanying notes

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31
	2004	2003

Additions:
Investment income:
Interest and dividends	$308,880	$274,916
Interest on participant loans	24,003	28,074
Total investment income	332,883	302,990

Net appreciation in fair value of investments	1,165,382	1,620,424
Contributions:
Employer	122,027	123,231
Employee	860,696	879,266
Total contributions	982,723	1,002,497
Transfers from affiliated plan	—	70,953
Other	48,309	3,361
Total additions	2,529,297	3,000,225

Deductions:
Withdrawals by participants	1,865,373	1,017,189
Other	44,179	1,171
Transfers to affiliated plan	27,075	—
Total deductions	1,936,627	1,018,360

Net increase in net assets available for benefits	592,670	1,981,865

Net assets available for benefits:
At beginning of year	13,236,470	11,254,605
At end of year	$13,829,140	$13,236,470

See accompanying notes

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2004

1.         Description of Plan

The following description of the Equitable Resources, Inc. Savings and Protection Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

All regular, full-time employees of the Companies who are covered by a collective bargaining agreement are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code limitations. These contributions are referred to as contract contributions. Matching contributions are subject to the respective collective bargaining agreements. Prior to January 1, 1999, the matching contribution followed the participant’s contract contribution. Effective January 1, 1999, the matching contribution will be invested in the Employer Stock Fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant’s contract investment election(s).

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Vesting

Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

If employment is terminated by the Companies for any reason other than retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any matching contributions, as determined in accordance with the following schedule:

Years of Continuous Service	Vested Interest

One year	33%
Two years	66%
Three years	100%

Amounts forfeited by participants upon termination will be used to reduce the amount of the Company’s future matching contributions to the Plan.

Upon retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any matching contributions, regardless of years of continuous service.

Withdrawals by Participants

Payments to participants are made in one of the following ways, subject to certain limitations:  a single sum payment, a single life annuity with substantially equal monthly installments, a single life or joint and survivor annuity with a minimum guaranteed number of monthly benefits, or substantially equal annual installments payable over a period not to exceed the life expectancy or joint life expectancies of the participant or of the participant and his designated beneficiary.

Loans to Participants

A participant may borrow money from the Plan in amounts up to the lesser of $50,000, or 50% of the vested balance of a participant’s account.

Administrative Expenses

The plan pays administrative expenses associated with the Plan.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. There were 35,482 and 26,620 shares of Company common stock at December 31, 2004 and 2003, respectively. Contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.         Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Putnam Stable Value Fund	$2,859,210	$2,948,243
The Putnam Fund for Growth & Income	2,216,699	2,393,240
Employer Stock Fund*	2,152,320	1,142,546
Putnam Voyager Fund	1,905,427	2,163,338
The George Putnam Fund of Boston	1,043,514	1,199,846

*Nonparticipant-directed

The Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	December 31
	2004	2003
Investments at fair value as determined by quoted market prices:
Registered investment companies	$613,242	$1,383,976
Company stock	538,818	217,846
Common/collective trusts	13,322	18,602
	$1,165,382	$1,620,424

Information about the net assets and significant components of the changes in net assets related to the nonparticipant-directed investment as of and for the years ended December 31, 2004 and 2003 is as follows:

	December 31
	2004	2003

Net asset:
Employer Stock Fund	$2,152,320	$1,142,546

Changes in net assets:
Dividend and interest income	$42,762	$25,484

Net appreciation in fair value of investment	538,818	217,846
Employer contributions	83,123	14,275
Employee contributions	20,067	68,540
Withdrawals by participants	(102,491)	(186,994)
Interfund transfers	427,495	(44,687)
Other	—	—
Net increase	$1,009,774	$94,464

4.         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

5.         Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.         Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.         Subsequent Event

In January 2005, the Plan transferred existing account balances to Fidelity Management Trust Company (Fidelity), under the terms of a custodial agreement executed with the Company.  As a result of the transfer to Fidelity, certain investment options are no longer available to participants and certain other investment options have been added.

SUPPLEMENTARY INFORMATION

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

Plan No. 206     EIN:  25-0464690

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

*	Putnam Bond Index Fund	Common/collective trust		(a)	$137,948
	Alger Mid Cap Retirement Fund	Mutual fund		(a)	219,554
	Lord Abbett Mid Cap Value Fund	Mutual fund		(a)	212,373
	Oppenheimer Developing Markets	Mutual fund		(a)	224,844
	Pimco High Yield Fund	Mutual fund		(a)	115,212
	Pimco Total Return Administrative Fund	Mutual fund		(a)	624,138
	Alger Small Cap Retirement Fund	Mutual fund		(a)	1,149
	MSIF Small Co. Growth Fund	Mutual fund		(a)	24,644
	Victory Diversified Stock Fund	Mutual fund		(a)	91,023
	Neuberger Berman Genesis Trust	Mutual fund		(a)	475,131
*	The George Putnam Fund of Boston	Mutual fund		(a)	1,043,514
*	The Putnam Fund for Growth & Income	Mutual fund		(a)	2,216,699
*	Putnam Investors Fund	Mutual fund		(a)	488
*	Putnam Global Equity Fund	Mutual fund		(a)	3,235
*	Putnam Voyager Fund	Mutual fund		(a)	1,905,427
*	Putnam OTC & Emerging Growth Fund	Mutual fund		(a)	613
*	Putnam International Capital Opportunities	Mutual fund		(a)	88,088
*	Putnam Asset Allocation—Growth Portfolio	Mutual fund		(a)	169,223
*	Putnam Asset Allocation—Balanced Portfolio	Mutual fund		(a)	143,912
*	Putnam Asset Allocation—Conservative Portfolio	Mutual fund		(a)	126,500
*	Putnam S&P 500 Index Fund	Common/collective trust		(a)	74,174
*	Putnam International Growth Fund	Mutual fund		(a)	489,621
*	Loan Fund	Participant loans—5% to 10.50%**	—		430,100
*	Equitable Resources Common Stock Fund	Employer securities—common shares	$1,384,310		2,152,320
*	Putnam Stable Value Fund	Common/collective trust		(a)	2,859,210
					$13,829,140

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party-in-interest to the Plan.

**Maturities extend through year 2014.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

Plan No. 206     EIN:  25-0464690

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2004

Identity of Party Involved	Description of Investment	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Equitable Resources, Inc.	Employee Stock	$588,432	$—	$588,432	$588,432	$—
Equitable Resources, Inc.	Employee Stock		117,476	77,327	117,476	40,149

There were no category (i), (ii), (iii) or (iv) reportable transactions during 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

(Name of Plan)

	By	/s/ David J. Smith
David J. Smith
Plan Administrator

June 27, 2005

INDEX TO EXHIBITS

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	14